LION LAND BERHAD (415-D)

A Member of The Lion Group

02 JUN 10 AM 11:10

02034698

20 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 9 May 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed corporate and debt restructuring exercises;

2) General Announcement dated 14 May 2002, Re: Lion Land Berhad ("LLB" or "the Company")
   a) Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of LLB, of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation ("JCorp") for a consideration of RM108.23 million ("Proposed Acquisition of Antara"); and
   b) Proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel Corporation Berhad ("Amsteel") to AMSB involving the following ("Proposed Settlement of Inter Co Debts"):
      (i) proposed disposal by Amsteel of its 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") to JCorp and assignment to JCorp of all sums owed by LGP to Amsteel for a consideration of RM90.98 million, in settlement of RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB ("Proposed Disposal of LGP"); and
      (ii) proposed payment by Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, of a cash sum of RM17.25 million to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtness owing by Amsteel to AMSB ("Proposed Cash Payment").; and

3) General Announcement dated 16 May 2002, Re: Quarterly Report on consolidated results for the financial period ended 31 March 2002.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

6/10

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 09/05/2002 07:32:14 PM
Reference No MM-020509-DF085

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD
LION LAND BERHAD
AMSTEEL CORPORATION BERHAD
ANGKASA MARKETING BERHAD
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

The following announcement is released on behalf of Lion Corporation Berhad ("LCB"), Lion Land Berhad ("LLB"), Amsteel Corporation Berhad ("ACB") and Angkasa Marketing Berhad ("AMB").

Quote

On 26 March 2002, LCB, LLB, AMB and ACB (collectively referred to as the "Lion Group") jointly announced further revisions to the terms of the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises (collectively referred to as the "Amended GWRS Proposals") that had been previously announced.

The Board of Directors of LCB, LLB, AMB and ACB are pleased to announce that the Foreign Investment Committee ("FIC") and Ministry of International Trade and Industries ("MITI") have approved the relevant proposals within the Amended GWRS Proposals that had required their respective approvals. The relevant proposals within the Amended GWRS Proposals that require the approval of the Controller of Foreign Exchange, Bank Negara Malaysia have also either been approved or approved in-principle.

The approvals from the FIC are subject to LCB, LLB, AMB and ACB increasing their respective Bumiputera equity participation to not less than 30% before 31 December 2003. The approvals from the MITI to AMB are subject to AMB increasing its Bumiputera equity participation to 30% before 31 December 2003 whilst the approval from the MITI to LCB requires Megasteel to increase its Bumiputera equity participation to 30% within 2 years from the date of the approval from the Securities Commission.

The Amended GWRS Proposals remain subject to approvals being obtained from, inter-alia:

(i) the Securities Commission;
(ii) the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares and warrants to be issued pursuant to the Amended GWRS Proposals;
(iii) the scheme creditors whose debts are proposed to be addressed under the Amended GWRS Proposals;
(iv) the shareholders of the LCB, LLB, ACB and AMB and other scheme companies;
(v) the Amended GWRS Proposals being sanctioned by the High Court pursuant to Section 176 of the Companies Act, 1965 and the proposed capital reconstruction exercises under the Amended GWRS Proposals being sanctioned by the High Court pursuant to Section 64 of the Companies Act, 1965.

Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001and 26 March 2002 for further details of the Amended GWRS Proposals.

Unquote

This announcement is dated 9 May 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No MM-020514-66679

Submitting Merchant Bank (if applicable) : **RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable) : **Not applicable**
* Company name : **Lion Land Berhad**
* Stock name : **LIONLND**
* Stock code : **4235**
* Contact person : **Kenneth Chow**
* Designation : **General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Lion Land Berhad ("LLB" or "the Company")

* **Contents :-**

a) **Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of LLB, of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation ("JCorp") for a consideration of RM108.23 million ("Proposed Acquisition of Antara"); and**

b) **Proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel Corporation Berhad ("Amsteel") to AMSB involving the following ("Proposed Settlement of Inter-Co Debts"):**
   (i) **proposed disposal by Amsteel of its 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") to JCorp and assignment to JCorp of all sums owed by LGP to Amsteel for a consideration of RM90.98 million, in settlement of RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB ("Proposed Disposal of LGP"); and**
   (ii) **proposed payment by Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, of a cash sum of RM17.25 million to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB ("Proposed Cash Payment").**

LLB announces that the Securities Commission ("SC") has approved the Proposed Disposal of LGP vide their letters dated 8 May 2002 and 10 May 2002. With the receipt of the SC's aforesaid approval, the Conditional Exchange of Assets Agreement dated 13 February 2001 signed by Amsteel, AMSB, AKR and JCorp for the Proposed Acquisition of Antara, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts is now unconditional. Steps would be taken by the Board of Directors of Amsteel and LLB to complete their respective portion of the aforesaid transactions, which is targeted to be effected by 30 June 2002.

This announcement is dated 14 May 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Bhd Corporate Finance (19663-P)

Form Version 2.0

Financial Result Announcement

Ownership transfer to LLB on 16-05-2002 06:50:11 PM
Submitted by LLB on 16-05-2002 06:55:38 PM
Reference No LL-020516-B83F8

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION LAND BERHAD**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

*** Financial Year End** : **30-06-2002**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 31-03-2002 .**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	**31-03-2002** [dd/mm/yyyy] RM'000	**31-03-2001** [dd/mm/yyyy] RM'000	**31-03-2002** [dd/mm/yyyy] RM'000	**31-03-2001** [dd/mm/yyyy] RM'000
1	(a)	Revenue	340,720	218,240	983,880	678,021
	(b)	Investment income				
	(c)	Other income	25,140	27,384	79,052	83,009
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	53,549	35,117	174,315	132,053
	(b)	Finance Cost	-32,132	-38,458	-110,206	-118,146
	(c)	Depreciation and amortisation	-12,383	-13,006	-35,657	-38,591
	(d)	Exceptional items	-24,000		-71,000	
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-14,966	-16,347	-42,548	-24,684

LION LAND BERHAD (415-D)

(f)	Share of profits and losses of associated companies	-6,671	-1,094	-11,082	-3,485
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-21,637	-17,441	-53,630	-28,169
(h)	Income tax	-685	-1,599	-3,720	-4,587
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-22,322	-19,040	-57,350	-32,756
(ii)	Minority interests	905	1,364	1,782	4,182
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-21,417	-17,676	-55,568	-28,574
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	-21,417	-17,676	-55,568	-28,574
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-3.61	-2.98	-9.36	-4.82
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)				
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	0.9800	1.0800

Remark :

Please attach the full Financial Result Announcement here :
Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

Lib.xls

LION LAND BERHAD (415-D)

Secretary

16 MAY 2002

LION LAND BERHAD (415-D)
(Incorporated In Malaysia)

QUARTERLY REPORT

Quarterly report on consolidated results for the third quarter ended 31/3/2002.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			NOTE	INDIVIDUAL QUARTER CURRENT YEAR QUARTER 31/3/2002 RM'000	INDIVIDUAL QUARTER PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001 RM'000	CUMULATIVE QUARTER CURRENT YEAR TO DATE 31/3/2002 RM'000	CUMULATIVE QUARTER PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001 RM'000
1.	(a)	Revenue		340,720	218,240	983,880	678,021
	(b)	Investment income		-	-	-	-
	(c)	Other income		25,140	27,384	79,052	83,009
2.	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items		53,549	35,117	174,315	132,053
	(b)	Finance cost		(32,132)	(38,458)	(110,206)	(118,146)
	(c)	Depreciation and amortisation		(12,383)	(13,006)	(35,657)	(38,591)
	(d)	Exceptional items	2	(24,000)	-	(71,000)	-
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items		(14,966)	(16,347)	(42,548)	(24,684)
	(f)	Share of profits and losses of associated companies		(6,671)	(1,094)	(11,082)	(3,485)
	(g)	Profit/(loss) before income tax, minority interests and extraordinary items		(21,637)	(17,441)	(53,630)	(28,169)
	(h)	Income tax	4	(685)	(1,599)	(3,720)	(4,587)
	(i)	(i) Profit/(loss) after income tax before deducting minority interests		(22,322)	(19,040)	(57,350)	(32,756)
		(ii) Less minority interests		905	1,364	1,782	4,182
	(j)	Pre-acquisition profit/(loss), if applicable		-	-	-	-
	(k)	Net profit/(loss) from ordinary activities attributable to members of the company		(21,417)	(17,676)	(55,568)	(28,574)
	(l)	(i) Extraordinary items	3	-	-	-	-
		(ii) Less minority interests		-	-	-	-
		(iii) Extraordinary items attributable to members of the company		-	-	-	-
	(m)	Net profit/(loss) attributable to members of the company		(21,417)	(17,676)	(55,568)	(28,574)
3.		Earnings/(loss) per share based on 2(m) above after deducting any provision for preference dividends :-					
	(a)	Basic (based on 593.4 million ordinary shares) (sen)		(3.61)	(2.98)	(9.36)	(4.82)
	(b)	Fully diluted		-	-	-	-

LION LAND BERHAD (415-D)
(Incorporated In Malaysia)

QUARTERLY REPORT (Cont'd)

CONSOLIDATED BALANCE SHEET

		NOTE	AS AT END OF CURRENT QUARTER 31/3/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2001 RM'000
1.	Property, plant and equipment		1,279,821	1,305,531
2.	Investment property		189,000	189,000
3.	Property development projects		154,992	157,957
4.	Investment in associated companies		72,460	83,508
5.	Long term investments		83,631	83,807
6.	Goodwill		172,756	180,135
7.	Other intangible assets		24,384	13,003
8.	Current assets			
	- Inventories		290,558	256,692
	- Property development projects		18,649	22,565
	- Amount due by contract customers		3,276	3,025
	- Amount owing by related companies		1,355,396	1,348,757
	- Trade receivables		263,848	185,308
	- Other receivables, deposits and prepayments		200,011	175,099
	- Deposits, cash and bank balances		126,904	101,181
			2,258,642	2,092,627
9.	Current liabilities			
	- Trade payables		219,299	165,085
	- Other payables		995,012	857,787
	- Amount due to contract customers		1,484	1,456
	- Amount owing to related companies		139,419	134,212
	- Short term borrowings	10	1,967,884	1,972,194
	- Provision for taxation		43,082	47,473
	- Proposed dividend		-	427
			3,366,180	3,178,634
10.	Net current assets/(liabilities)		(1,107,538)	(1,086,007)
			869,506	926,934
11.	Shareholders' funds			
	Share capital		593,380	593,380
	Reserves			
	- Share premium		515,190	515,190
	- Revaluation reserve		62,685	62,685
	- Retained profit / (loss)		(450,427)	(394,859)
	- Others		60,754	60,542
			781,582	836,938
12.	Minority interests		33,302	35,193
13.	Long term borrowings	10	40,000	40,000
14.	Other long term liabilities		3,274	3,397
15.	Deferred taxation		11,348	11,406
			869,506	926,934
16.	Net tangible assets per share (RM)		0.98	1.08

NOTES

1. **ACCOUNTING POLICIES**

The quarterly financial statements of the Group are prepared using accounting policies and methods of computation consistent with those adopted in the most recent annual audited financial statements and in compliance with the approved accounting standards issued by the Malaysian Accounting Standards Board ("MASB") that are applicable for the current financial year. There have been no significant changes to these policies.

2. **EXCEPTIONAL ITEMS**

Exceptional item for the current quarter and financial year-to-date comprises provision for doubtful debts in respect of amount owing by ultimate holding company.

3. **EXTRAORDINARY ITEMS**

There were no extraordinary items for the current quarter and financial year-to-date.

4. **INCOME TAX**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2002	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001	CURRENT YEAR TO DATE 31/3/2002	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001
Income tax includes :-	RM'000	RM'000	RM'000	RM'000
(a) Current	716	1,656	3,800	5,280
(b) Deferred	(33)	(57)	(58)	(105)
(c) Under / (over) provision in prior years	2	-	13	(588)
(d) Associated companies	-	-	(35)	-
	685	1,599	3,720	4,587

Income tax is provided for the current quarter and financial year-to-date despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies cannot be offset for tax purposes against profit of other subsidiary companies within the Group.

5. **UNQUOTED INVESTMENTS AND / OR PROPERTIES**

There were no material gain or loss on disposal of unquoted investments or properties for the current quarter and financial year-to-date.

6. **QUOTED INVESTMENTS**

There were no purchase or disposal of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities as at end of the reporting period are as follows :-

	RM'000
At cost	4,910
At book value	4,910
At market value	3,303

7. **CHANGES IN THE COMPOSITION OF THE GROUP**

There were no changes in the composition of the Group for the current quarter and financial year-to-date.

8. STATUS OF CORPORATE PROPOSALS

No	Date of Announcement	Subject	Status
1.	16.02.2001, 10.07.2001 and 14.05.2002	Proposed acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad ("LLB") from Johor Corporation ("JCorp"). ("Proposed Acquisition") In satisfying the consideration for the Proposed Acquisition, AMSB shall procure Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company, to; i) pay cash of RM 17.25 million to JCorp; and ii) undertake the following transactions : a. Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd by Amsteel to JCorp. b. Proposed settlement of intercompany indebtedness between AMSB and Amsteel.	Approvals obtained from : a. Ministry of International Trade and Industry ("MITI") on 13.06.2001 and 09.09.2001 for the Proposed Acquisition; b. Ministry of Finance ("MOF") on 13.06.2001 for the Proposed Acquisition; c. Foreign Investment Committee ("FIC") on 15.06.2001 and 27.06.2001 for the proposed disposals; d. Securities Commission ("SC") on 08.05.2002 and 10.05.2002; and e. Shareholders of LLB and Amsteel on 28.03.2002 and 23.04.2002 respectively. Pending approval from the creditors of Antara.
2.	10.08.2000	Proposed disposal of a piece of industrial land with buildings erected thereon to Likom Caseworks Sdn Bhd for a sale consideration of RM 93.15 million.	Approval of the relevant lenders of the Company has been obtained. Pending approvals of : a. Shareholders of the Company; b. Singapore Exchange Securities Trading Limited; c. Kuala Lumpur Stock Exchange ("KLSE"); and d. Any other relevant authorities.
2.1	11.07.2001	Proposed deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares of RM 0.01 each currently held by the Company from 29.06.2001 until the earlier of the following dates : a. within 21 days from the listing of Likom Electronic Pte Ltd on the Singapore Exchange Securities Trading Limited; and b. on 28.12.2002.	Pending approvals of : a. Shareholders of LLB; and b. Any other relevant authorities.
3.	05.07.2000, 19.10.2000, 30.03.2001, 02.05.2001, 08.10.2001, 26.03.2002 and 09.05.2002	Proposed groupwide restructuring scheme (as revised) with the objective to: a. consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; and b. reorganise and restructure the Group's business. ("Proposed GWRS"). The Proposed GWRS involves inter-alia the following corporate proposals :	Approvals obtained from : a. MITI on 23.04.2002 (for LCB and AMB only; not applicable to LLB); b. FIC on 30.04.2002; and c. Bank Negara Malaysia on 03.05.2002. Pending approvals of : a. SC; b. KLSE; c. Scheme Creditors; d. Shareholders of the Company and all the other participating companies concerned; and e. Any other relevant authorities.
3.1		Proposed reduction of RM 0.25 in each of the existing issued and paid-up capital of RM 1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM 0.75 each into 3 ordinary shares of RM 1.00 each.	

8. STATUS OF CORPORATE PROPOSALS (Cont'd)

No	Date of Announcement	Subject	Status
3.2		Proposed acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") from Amsteel Group for a consideration of RM 201.50 million.	Orders granted by the High Court of Malaya to convene meetings of the relevant companies to approve the Proposed GWRS pursuant to Section 176 subsection (1) of the Companies Act, 1965 : a. Financial institution creditors'/members' meetings before 01.10.2002; and b. Non-financial institution creditors' meetings before 02.11.2002
3.3		Proposed acquisition of 83.70% equity interest in Posim Berhad from Avenel Sdn Bhd ("Avenel") for a consideration of RM 499.42 million.	
3.4		Proposed disposal of 25% equity interest in Avenel to Amsteel and the payment to Amsteel of RM 122.05 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets.	
3.5		Proposed issue of LLB Bonds and LLB Consolidated and Rescheduled USD debts to settle its financial institution creditors and intercompany balances.	
3.6		Proposed disposal of 100% equity interest in Lion Plaza Sdn Bhd to Amsteel for a consideration of RM 35.66 million.	

9. ISSUANCES AND REPAYMENT OF DEBT AND EQUITY SECURITIES

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares or resale of treasury shares for the current financial year-to-date.

10. GROUP BORROWINGS AND DEBT SECURITIES

The Group's borrowings as at end of the reporting period are as follows :-

	Short Term RM'000	Long Term RM'000	TOTAL RM'000
Secured	74,767	-	74,767
Unsecured	1,893,117	40,000	1,933,117
	1,967,884	40,000	2,007,884

The Group's borrowings are denominated in the following currencies:-

	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,089,811
- US Dollar	239,179	908,882
- Chinese Renminbi	20,020	9,191
		2,007,884

11. CONTINGENT LIABILITIES

Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company remain at RM 191 million.

The claim brought by a sub-contractor against a subsidiary company for loss of profit and uncertified works performed also remain at RM 10.6 million.

12. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no financial instruments with off balance sheet risk at the date of this report.

13. MATERIAL LITIGATION

In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly known as Perwira Affin Merchant Bank Berhad) ("Affin") has sued LLB for recovery of the sum of RM 31,975,996.50 being the amount outstanding under the Revolving Credit Facility of RM 30 million granted by Affin to LLB.

The Court has not fixed a hearing date for the suit and the Directors have been advised that LLB has a defence to the claim.

4/...

14. SEGMENTAL INFORMATION

Financial information for the 9-month period is as follows :-

Industry	Revenue RM'000	Profit / (Loss) RM'000	Total Assets Employed RM'000
Steel operations	886,101	67,491	2,874,643
Property	42,151	8,968	817,769
Construction	24,109	(871)	197,887
Others	31,519	(13,462)	272,927
	983,880	62,126	4,163,226
Non-segment activities			
- Exceptional item : Provision for doubtful debts		(71,000)	-
- Others		(33,674)	-
		(42,548)	4,163,226
Associated companies		(11,082)	72,460
		(53,630)	4,235,686
Geographical			
Malaysia	967,036	71,384	3,915,553
Overseas	16,844	(9,258)	247,673
	983,880	62,126	4,163,226
Non-segment activities			
- Exceptional item : Provision for doubtful debts		(71,000)	-
- Others		(33,674)	-
		(42,548)	4,163,226
Associated companies		(11,082)	72,460
		(53,630)	4,235,686

Other non-segment activities consist of finance costs net of interest income and business development expenses which are not directly attributable to any segment.

15. COMPARISON WITH THE PRECEDING QUARTER

For the quarter under review, the Group registered a lower revenue and operating profit as compared to the previous quarter ended 31 December 2001. The unfavourable results was expected in view of the shorter working days for the construction industry during the Chinese New Year festival.

16. REVIEW OF PERFORMANCE

For the 9 months period under review, the Group reported an encouraging improvement in term of revenue and operating profit. This was mainly contributed by our Steel Division following stronger demand for steel products in the domestic market coupled with improvement in production efficiencies.

17. SUBSEQUENT EVENT

Except as disclosed in Note 8, there are no other material events up to the date of this report.

18. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group is not subject to material seasonal or cyclical effects.

19. PROSPECTS

Barring unforeseen circumstances and taking into consideration the improving economic condition of the country, the Directors expect the operating environment to improve in the next quarter.

20. VARIANCE OF ACTUAL RESULTS FROM FORECASTED PROFIT AND SHORTFALL IN PROFIT GUARANTEE

Not applicable.

21. DIVIDEND

No interim dividend has been recommended for the current quarter and financial year-to-date.